                                         Filed Pursuant To Rule Number 424(b)(1)
                                                      Registration No. 333-43115

PROSPECTUS
                                 240,000 SHARES


                             KEY ENERGY GROUP, INC.

                                  COMMON STOCK


         All of the 240,000 shares of common stock, par value $.10 per share (the "Common Stock"), of Key Energy Group, Inc., a Maryland corporation (the "Company") offered hereby are being offered for sale by shareholders of the Company. See "Selling Securityholders". The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby.

         The Common Stock is listed on the American Stock Exchange (the "AMEX") under the symbol KEG. On December 17, 1997, the closing price of the Common Stock, as reported on the AMEX, was $20.375 per share.

         The Common Stock may be offered and sold from time to time by the Selling Securityholders through underwriters, dealers or agents or directly to one or more purchasers in fixed price offerings, in negotiated transactions, at market prices prevailing at the time of sale or at prices related to such market prices. The terms of the offering and sale of Common Stock in respect of which this Prospectus is being delivered, including any initial public offering price, any discounts, commissions or concessions allowed, reallowed or paid to underwriters, dealers or agents, the purchase price of the Common Stock and the proceeds to the Selling Securityholders, and any other material terms shall be as set forth in a Prospectus Supplement. See "Plan of Distribution" for indemnification arrangements, including indemnification of agents, dealers and underwriters.

         FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                              ------------------

          THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    NOR HAS THE  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY  IS A CRIMINAL OFFENSE.

                              ------------------


               The date of this Prospectus is December 31, 1997.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated in this Prospectus and specifically made a part hereof by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, as amended; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997; (iii) the Company's Proxy Statement dated November 28, 1997; (iv) the Company's Current Reports on Form 8-K dated June 25, 1997, as amended, September 1, 1997, as amended, September 25, 1997, as amended, October 1, 1997, as amended, and October 9, 1997; (v) the description of the Common Stock contained in the Company's Form 8-A filed on May 21, 1981, as amended on January 27, 1986 and October 19, 1989; and (vi) the description of the Company's 7% Convertible Subordinated Debentures due 2003 contained in the Company's Form 8-A filed on June 6, 1996. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the Common Stock covered by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by
reference  in  this Prospectus   (excluding   exhibits   unless  such
exhibits  are   specifically incorporated   by reference   into  the
information   that  this   Prospectus incorporates).  Requests for such copies
should be made to the Company at its principal executive offices, Two Tower Center, 20th Floor, East Brunswick, New Jersey 08816, telephone number (732) 247-4822, Attn: Jack D. Loftis.

                DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

         This Prospectus and the documents that are incorporated in this Prospectus by reference contain certain statements that are "Forward Looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning market position, future operations, margins, profitability, liquidity and capital resources, and statements concerning the integration of the operations acquired and achievement of certain benefits in connection therewith. Forward Looking Statements are included in the sections captioned "Risk Factors," "The Company," and elsewhere in this Prospectus and in documents that are incorporated in this Prospectus by reference. Although the Company believes that the expectations reflected in such Forward Looking Statements are reasonable, it can give no assurance that such expectations will prove to be correct. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, projected or anticipated benefits from acquisitions made by or to be made by the Company, or projections involving anticipated revenues, expenses, earnings, levels of capital expenditures or other aspects of operating results. The Company's operations are subject to uncertainties, risks and other influences, many of which are outside of the Company's control and any one of which, or a combination of which, could materially adversely affect the results of the Company's operations and whether the Forward Looking Statements prove to be accurate. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in "Risk Factors" and elsewhere in this Prospectus.





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                                  THE COMPANY

         Key Energy Group, Inc. (the "Company") operates approximately 795 well service rigs, 623 fluid hauling and other trucks and 38 drilling rigs in the Permian Basin, the Mid-Continent region, the Ark La Tex region, Michigan, the Appalachian Basin, the Rocky Mountain region, the Four Corners area of the Southwest and Argentina. The Company believes it operates the largest combined fleet of active well service rigs and fluid hauling and other trucks onshore the continental United States and the second largest fleet in Argentina. The Company provides a full range of maintenance and workover services to major and independent oil and gas companies in all of its operating regions. In addition to maintenance and workover services, the Company provides services that include the completion of newly drilled wells, the recompletion of existing wells (including horizontal recompletions) and the plugging and abandonment of wells at the end of their useful lives. Other services include oilfield fluid and equipment transportation, storage and disposal services, frac tank rentals, fishing and rental tools, wireline services, air drilling and hot oiling. In addition, the Company is engaged in contract drilling in West Texas, the Ark La Tex region, the Four Corners area, Michigan and Argentina and owns and produces oil and natural gas in the Permian Basin.

         The Company believes it has a distinctive business strategy designed to take advantage of growth opportunities within the fragmented but consolidating well service industry. The strategy emphasizes a decentralized management philosophy that encourages decision making at the local level. The strategy has resulted in growth through the enhancement of services and strategic acquisitions and control of overhead and operating expenses. The Company's strategy also is designed to minimize the business risks associated with unexpected downturns in one or more of its business segments. As a result, the Company has become a leader in its domestic markets by establishing a reputation for competitive and comprehensive services, including high quality equipment and well-trained crews that operate within stringent safety guidelines.

                 Enhancement of Services: The Company has implemented a strategy to provide its customers with a single source of well services and equipment. The Company's ability to provide an increasing array of services, along with the Company's reputation for reliability and safety, has enabled the Company to increase its market share in its primary areas of operations.

                 Acquisition Strategy: The Company's acquisition strategy focuses on companies or equipment that either expand the range of services that the Company provides or present opportunities to expand its business into new markets. The Company attempts to acquire businesses with strong customer relationships, a history of superior customer service and the potential to be assimilated efficiently into the Company's existing regional management structure with a minimal increase in overhead costs. In the last two years, the Company has acquired 32 well servicing operations, several oil and gas properties and three drilling operations. In addition, an agreement for the acquisition of one well service company and three drilling companies are pending.

                 Decentralized Operations: The Company's decentralized management philosophy is consistent with the regional nature of the well service business. This structure allows the Company's senior management to establish the Company's policies, and permits the Company's regional managers to implement those policies in each of the Company's business segments and markets. As a result, local managers are better able to deal efficiently with local and time-sensitive issues, thereby allowing them to be more responsive to customer needs.

                 Low Operating Costs: Because of its cost controls and low corporate overhead, among other factors, the Company has one of the lowest general and administrative costs to revenue ratios and one of the highest EBITDA to revenue ratios in the well service industry.

         The Company's principal offices are located at Two Tower Center, 20th Floor, East Brunswick, New Jersey 08816, and its telephone number is (732) 247-4822.





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                                  RISK FACTORS

         The following should be considered carefully with the information provided elsewhere in this Prospectus and the documents incorporated by reference herein in reaching a decision regarding an investment in the Common Stock offered hereby.

DEPENDENCE ON OIL AND GAS INDUSTRY; INDUSTRY CONDITIONS

         The Company's business is substantially dependent upon conditions in the oil and gas industry and, specifically, the production expenditures of oil and gas companies. The demand for well servicing and workover activities is directly influenced by oil and gas prices, expectations about future prices, the cost of producing and delivering oil and gas, government regulation, including environmental regulations, local and international political and economic conditions, and governmental policies regarding exploration and development of oil and gas reserves. The demand for well servicing and related services in the United States was severely depressed for most of the last decade due in large part to prolonged weakness and uncertainty of oil and gas prices. As a consequence, diminished demand during that period led to lower day rates and lower use of available equipment. Demand for well services has stabilized over the last two years, and prices for such services have stabilized or increased during that period. Nonetheless, there can be no assurance that periods of diminished demand in the well service industry will not occur.

RISKS ASSOCIATED WITH ACQUISITIONS

         One of the Company's business strategies is to pursue acquisitions of businesses that are complementary to those of the Company. In the last 20 months, the Company has acquired 29 well servicing operations, several oil and gas properties and one drilling operation. Integrating the acquired businesses and personnel requires significant management time and skill. Management of the Company's growth will require continued expansion of the Company's operational and financial control systems, which could place a significant strain on the Company's resources. Acquisitions of companies involve financial, operational and legal risks, including the difficulty of assimilating operations and personnel of the acquired companies and of maintaining uniform standards, controls, procedures and policies. There can be no assurance that the Company will be successful in making additional acquisitions or be effective in integrating such acquisitions. Any failure to effectively integrate future acquisitions could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company competes and will continue to compete with other buyers for acquisitions. As a result, if the prices sellers seek were to rise, the Company could find fewer acceptable acquisition opportunities.

POTENTIAL LABOR SHORTAGE

         The Company's ability to maintain its productivity and profitability depends on its ability to attract and retain skilled workers. Although the Company's size has increased substantially over the last two years, the Company historically has experienced a high employee turnover rate, and the Company continues to need replacement and additional workers, and devotes significant management time and effort to attracting and retaining workers. The Company believes that many skilled or trainable workers reside in reasonable proximity to its facilities; however, there can be no assurance that the Company will be successful in recruiting and training such workers due to a variety of factors. Such factors include the potential inability or lack of desire by such workers to commute to the Company's facilities and job sites or relocate to areas closer to the Company's areas of operation, and competition for workers from other industries. Although the Company believes that its wage rates are competitive and that its relationship with its workforce is good, a significant increase in the wages other employers pay could result in a reduction in the Company's





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workforce, increases in the Company's wage rates, or both. If either of these events occurs, the Company's profitability could be diminished and the Company's growth potential could be impaired.

OPERATING RISKS; INSURANCE

         The Company's operations are subject to many hazards inherent in the maintenance, workover, drilling and operation of oil and gas wells, the occurrence of which could result in the suspension of operations, damage to or destruction of equipment and injury or death to field personnel. These hazards include explosions, blow-outs, reservoir damage, loss of well control, cratering and fires. Damage to the environment also could result from the Company's operations. The Company maintains insurance coverage in such amounts and against such risks as it believes to be in accordance with normal industry practice. Such insurance does not, however, provide coverage for all liabilities (including liabilities for certain events involving pollution), and there can be no assurance that such insurance will be adequate to cover all losses or liabilities that the Company might incur in its operations. Moreover, no assurance can be given that the Company will, in the future, be able to maintain insurance at levels it deems adequate and at rates it considers reasonable or that any particular types of coverage will be available.

         The well service business also is subject to seasonal risks caused by adverse weather conditions such as severe winter storms. In addition, the Company's operations in Northern regions are subject to limitations on transporting equipment during the spring thaw.

COMPETITION

         Competition is intense in all of the Company's markets. The Company competes on the basis of the quality of its equipment and service, its safety record and pricing. While management believes that the Company's reputation for quality of equipment and service and its safety record are among the best in the industry, certain competitors have access to greater financial and other resources than the Company, which could allow those companies to price their services more aggressively than the Company.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

         The Company's operations are subject to federal, state and local laws and regulations including those relating to protection of the environment, natural resources, health and safety, waste management, and transportation of hydrocarbons and chemicals. Various operations conducted by the Company, including waste disposal and the handling of materials which are classified as wastes, pollutants or hazardous substances, may require permits or other authorizations. Sanctions for noncompliance with these laws and regulations may include administrative, civil and criminal penalties, as well as revocation of permits, and corrective action orders. These laws may impose retroactive liability and may render a party liable for environmental damage or threats to human health or the environment without regard to that party's negligence or fault. Consequently, the Company could be exposed to liability for the conduct of, or conditions caused by, others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. Laws and regulations protecting the environment have been expanded, modified and reinterpreted over the years, resulting in increasingly stringent requirements. The application or interpretation of these regulations or the adoption of new regulations could have a material adverse effect on the Company. In addition, the modification or interpretation of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, environmental or other reasons could have a material adverse effect on the Company's operations by limiting well servicing opportunities.





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
DEPENDENCE ON KEY PERSONNEL

         The Company's business is partially dependent upon the performance of certain of its executive officers. The Company has entered into employment agreements with these executive officers that contain non-compete provisions. Notwithstanding such agreements, there can be no assurance that the Company will be able to retain such officers or that it will be able to enforce the non-compete provisions in the event of their departure. Although the Company maintains key man life insurance on the lives of certain of such officers, including its Chief Executive Officer, the existence of such insurance does not mean that the death or disability of one or more of them would not have a material adverse effect upon the Company.

INTERNATIONAL INVESTMENTS

         The Company has investments and may make additional investments in Argentina. The Company also may make investments in other foreign countries and in companies located or with significant operations outside the United States. Such investments are subject to risks and uncertainties relating to the political, social and economic structures of those countries. Risks may include fluctuations in currency valuation, expropriation, confiscatory taxation and nationalization, currency conversion restrictions, increased regulation and approval requirements and governmental policies limiting returns to foreign investors.

SUBSTANTIAL LEVERAGE

         The Company has substantial indebtedness and is highly leveraged. The degree to which the Company is leveraged could adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. At December 17, 1997, the Company's outstanding long-term debt totaled approximately $292.6 million, consisting of (i) $4.6 million of outstanding 7% Convertible Subordinated Debentures due 2003 (the "Debentures"), (ii) $216.0 million of outstanding 5% Convertible Subordinated Notes due 2004 (the "Notes") and (iii) $72.0 million borrowed under the Company's $250 million revolving credit facility (the "Revolving Credit Facility"). At October 31, 1997, the Company's ratio of total debt to total capitalization was approximately 67%. If the Company borrows the entire amount available under the Revolving Credit Facility (and assuming no conversion of the Debentures or the Notes), its total long-term debt would be $477.4 million and its ratio of total debt to total capitalization would be approximately 78% (based on the Company's stockholders' equity at October 31, 1997).

         In recent years, cash generated from the Company's operating activities in conjunction with borrowings and proceeds from private equity issuances has been sufficient to meet its debt service, acquisition and capital expenditure requirements. There can be no assurance that cash generated from such sources will be sufficient to meet its future debt service requirements and to make anticipated acquisitions, investments and capital expenditures.

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET
PRICES

         As of December 17, 1997, the Company had a total of 18,355,296 shares of Common Stock outstanding, including 416,666 shares recently purchased by the company which the Company intends to convert to treasury shares promptly after the settlement date for the latest purchase. Of the outstanding shares, approximately 1,141,451 are "restricted securities" as that term is defined in Rule 144 under the Securities Act, and as such, are subject to restrictions on resale in the public markets. However, all but 125,000 shares of such restricted securities are either registered under registration statements under the Securities Act or are subject to registration under registration rights agreements. The Company has reserved 532,760 shares (265,000 of which are underlying warrants) for issuance in connection with pending and completed acquisitions which the Company expects to issue in January 1998, all of which shares are subject





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
to registration under registration rights agreements. In addition, approximately 8,378,465 shares of Common Stock are issuable upon the exercise of existing options and warrants and the conversion of convertible securities, including 471,795 shares currently issuable upon conversion of the Debentures and 5,610,390 shares issuable upon conversion of the Notes. All of such shares will be issued in registered transactions, or have been or will be registered for resale pursuant to a registration rights agreement. Sales of a substantial number of any of such shares in the public markets, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                            SELLING SECURITYHOLDERS

         The following table sets forth information concerning the number of shares of Common Stock offered by the Selling Securityholders (the "Shares").

                                                       BENEFICIAL OWNERSHIP
                                                        BEFORE OFFERING(1)
                                                 ------------------------------      NUMBER OF
                                                 NUMBER OF          PERCENT OF        SHARES
         NAME                                     SHARES              CLASS           OFFERED
         ----                                    ------------------------------      ---------
 Lynn Massingill(2)  . . . . . . . .               95,600                *              95,600
 Mark Massingill(2)  . . . . . . . .               95,600                *              95,600
 Billy Massingill  . . . . . . . . .               20,000                *              20,000
 Maureen McCutchin   . . . . . . . .               20,000                *              20,000
 Massingill Development, Inc.  . . .                8,800                *               8,800


----------------

* Less than one percent.

(1) No information is given with respect to beneficial ownership after the Offering because the Company is unable to determine the number of shares of Common Stock that will be sold in the Offering.
(2)      Lynn Massingill and Mark Massingill were previously the owners of all
         of the issued and outstanding shares    of capital stock of Well-Co
         Oil Services, Inc., a Nevada corporation, which, effective June 25, 1997, was acquired by the Company.

                              PLAN OF DISTRIBUTION

         This Prospectus relates to the resale of up to 240,000 shares of Common Stock owned by the Selling Securityholders. The Company will not receive any of the proceeds from the offering of the shares of Common Stock offered hereby. The Company has been advised by the Selling Securityholders that the Shares may be sold or distributed from time to time by the Selling Securityholders directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices negotiated prices, or at fixed prices, which may be changed. The distribution of the Shares may be effected in one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise in any market or markets where the Company's Common Stock is traded; (iii) purchases by brokers, dealers





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or underwriters as principal and resale by such purchasers for their own accounts; (iv) "at the market" to or through market makers or into an existing market for the Common Stock; (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise), or (vii) any combination of the foregoing, or by any other legally available means.

         To the extent not described herein and as otherwise required by law, the Company will file, during any period in which offers or sales are being made, a supplement to this Prospectus or a post-effective amendment to the Registration Statement of which this Prospectus is a part, which sets forth, with respect to a particular offering, the specific number of Shares to be sold, the name of the Selling Securityholder, the sale price, the name of any participating broker, dealer, underwriter or agent, any applicable commission or discount and any other material information with respect to the plan of distribution.

         In order to comply with the securities laws of certain states, if applicable, the Common Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares of Common Stock offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and compliance therewith is effected.

         The Selling Securityholders and any brokers, dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions or discounts received by such brokers, dealers, agents or underwriters and any profit on the resale of the Common Stock offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Company and the Selling Securityholders have agreed to indemnify each other against certain liabilities arising under the Securities Act. The Company has agreed to pay all expenses incident to the offer and sale of the Common Stock pursuant to this Prospectus other than selling commissions and fees.

         The Common Stock is listed for trading on the AMEX.


                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

         The Company is currently authorized to issue 25,000,000 shares of Common Stock, and the Board of Directors has approved, subject to stockholder approval, an increase in the authorized capital stock to 100,000,000 shares of Common Stock. Of the 25,000,000 shares currently authorized, an aggregate of 18,355,296 shares were outstanding including 416,666 shares recently purchased by the Company which the Company intends to convert to treasury shares promptly after the settlement date for the latest purchase. All of the issued and outstanding shares of Common Stock are fully paid and nonassessable. Each share is entitled to one vote in the election of directors and other corporate matters. The holders of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the votes entitled to be cast by holders of the outstanding Common Stock are able to elect all of the Company's directors. The Common Stock has no redemption provisions and the holders thereof have no preemptive rights. The holders of Common Stock are entitled to receive dividends in such amounts as may be declared by the Board of Directors, as permitted by applicable law, and upon liquidation, dissolution, or winding up of the Company subject to the rights of any preferred stock then outstanding, the holders of Common Stock are entitled to share ratably in the Company's assets, according to the number of shares they hold. The Common Stock is listed on the AMEX. The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

         The Board of Directors has the power under the Company's Articles of Incorporation, without the need of any stockholder action, to redesignate all or any of the authorized and unissued shares of Common Stock into one or more series of preferred or preference stock and to establish the rights and preferences (including, without limitation, dividend and liquidity preferences, voting rights and conversion provisions), except that the Company charter provides that no such class or series of shares (i) may have more than one vote per share, (ii) may be issued in connection with any shareholder rights plan, "poison pill" or other anti-takeover measure, or (iii) may be issued for less than fair consideration, as determined in good faith by the Board of Directors.

7% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2003

         In July 1996, the Company issued $52 million principal amount of the Debentures. The Debentures are convertible into shares of Common Stock at a conversion price of $9 3/4 per share (subject to adjustment in certain events) and, if such conversion occurs before July 1, 1999, holders of the Debentures are entitled to a payment generally equal to 50% of the interest otherwise payable on the Debentures converted from the date of conversion through July 1, 1999, payable in cash or Common Stock, at the Company's option. The Company's obligation to repay principal and interest on the Debentures is guaranteed by its principal subsidiaries. The Debentures are redeemable, at the Company's option, on or after July 15, 1999 at a redemption price of 104% of principal amount in the first 12 months, and 103%, 102% and 101% of principal amount in the three years thereafter, respectively. Additionally, holders of the Debentures have the right to require the Company to repurchase such Notes at 100% of the principal amount thereof, together with accrued interest, in the event of a Change in Control (as defined in the Indenture relating to the Debentures). As of December 12, 1997, $4,600,000 of Debentures remained outstanding.

5% CONVERTIBLE SUBORDINATED NOTES DUE 2004

         In September 1997, the Company issued $216.0 million principal amount of the Notes. The Notes are convertible into shares of Common Stock at a conversion price of $38.50 per share (subject to adjustment in certain events) at any time on and after the earlier of (i) the date that a shelf registration statement to cover the Notes and the Common Stock issuable upon conversion of the Notes is declared effective and (ii) 270 days following the date of original issuance of the Notes. The Company currently does not have a sufficient number of shares of Common Stock authorized for issuance upon conversion of the Notes. However, the Board of Directors has approved an increase, subject to stockholder approval, in the number of authorized shares of Common Stock and such increase, if approved, would be sufficient to reserve a sufficient number of shares for issuance upon conversion of the Notes. Until such time as the Company's authorized Common Stock has been increased to a number of shares sufficient to reserve for the conversion of all of the Notes, the Company may pay cash in lieu, in whole or in part, of delivering Common Stock. The Notes are redeemable, at the Company's option, on or after September 15, 2000 at a redemption price of 102.86% of principal amount in the first twelve months, and 102.14%, 101.43%, 100.71% and 100% of principal amount in the four years thereafter, respectively. Additionally, holders of the Notes have the right to require the Company to repurchase such Notes at 100% of the principal amount thereof, together with accrued and unpaid interest, in the event of a Change in Control (as defined in the Indenture relating to the Notes).

                                 LEGAL MATTERS

         Certain legal matters relating to the validity of the Common Stock have been passed upon by Porter & Hedges, L.L.P., Houston, Texas.

                                    EXPERTS

         The   consolidated   financial   statements  of the Company and
subsidiaries as of June 30, 1997 and 1996, and for each of the years in the three-year period ended June 30, 1997, have been incorporated by reference in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Well-Co Oil Service, Inc. as of June 25, 1997 and for the period from July 1, 1996 to June 25, 1997, have been incorporated by reference into this Prospectus in reliance upon the report of Robinson Burdette Martin & Cowan, L.L.P. independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Ram Oil Well Service, Inc. and Rowland Trucking Co., Inc. as of December 31, 1996 and 1995, have been incorporated by reference into this Prospectus in reliance upon the report of Johnson, Miller & Co., independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of Coleman Oil & Gas, Inc. and Subsidiaries as of October 31, 1996 and 1995, have been incorporated by reference into this Prospectus in reliance upon the report of Chandler & Company LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

         The Company has  filed  with  the   Securities   and  Exchange
Commission   (the "Commission")  in Washington,  D.C.,  a  registration statement on Form S-3 (together with all exhibits, schedules and amendments thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information concerning the Company and the Common Stock, reference is made to the Registration Statement. Copies of the Registration Statement may be obtained from the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fee.

         The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information can be inspected and copied at the Public Reference Facilities maintained by the Commission at its principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and its regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Such information also may be obtained on the Internet through the Commission's EDGAR database at http://www.sec.gov. Copies of such materials also can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement reference is made to such exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in all respects by such reference.

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      NO DEALER, SALES PERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SECURITYHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AND OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY, SINCE THE DATE HEREOF.


                          --------------------------

                                   CONTENTS

                                                                                                                       Page
Incorporation of Certain Documents
     by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Disclosure Regarding Forward Looking
     Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Selling Securityholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10


================================================================================

================================================================================

                                  KEY ENERGY
                                  GROUP, INC.


                                 COMMON STOCK

                                240,000 SHARES

                           $.10 PAR VALUE PER SHARE


                          --------------------------

                                  PROSPECTUS

                          --------------------------


                              DECEMBER 31, 1997

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